Exhibit 12.1
CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended August 31,
(in thousands)	2006		2005		2004		2003		2002
EARNINGS:

Income from continuing operations before income taxes	$538,999		$297,260		$256,703		$145,104		$147,873

ADD:
Minority interests	85,974		47,736		33,830		21,950		15,390
Fixed charges, as shown below	72,056		74,540		67,463		63,888		56,211
Distributions from equity investments	58,240		64,869		58,702		35,939		37,689
Investments redeemed — equity investees, cooperatives and other	7,283		13,514		15,937		8,467		6,310

SUBTRACT:
Equity in income of investees	(84,188)		(95,742)		(79,022)		(47,299)		(58,133)
Noncash patronage refunds	(4,969)		(3,060)		(4,986)		(1,795)		(2,327)
Interest capitalized	(4,652)		(6,836)		(2,817)		(3,905)		(2,105)

EARNINGS AS ADJUSTED	$668,743		$392,281		$345,810		$222,349		$200,908

FIXED CHARGES:
Interest	$55,214		$58,367		$51,534		$50,163		$42,958
Amortization of debt costs expensed or capitalized	4,014		4,569		3,971		3,162		3,030
Appropriate portion (1/3) of rent expense	12,828		11,604		11,958		10,563		10,223

TOTAL FIXED CHARGES	72,056		74,540		67,463		63,888		56,211

PREFERRED DIVIDEND FACTOR:	12,767		10,815		9,339		5,539		276

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$84,823		$85,355		$76,802		$69,427		$56,487

RATIO	7.9	x	4.6	x	4.5	x	3.2	x	3.6	x